SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g)
of the Securities Exchange Act of 1934

THE CAMPBELL FUND TRUST
(Exact name of registrant as specified in its charter)

DELAWARE	94-6260018

(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

c/o CAMPBELL & COMPANY, INC.
210 West Pennsylvania Avenue
Towson, Maryland 21204
(Address of principal executive offices) (zip code)

Registrant’s telephone number, including area code:   (410) 296-3301

Securities to be registered pursuant to Section 12(b) of the Act:   NONE

Securities to be registered pursuant to Section 12(g) of the Act:	Units of Beneficial Interest

(Title of Class)

TABLE OF CONTENTS

PART I

Item 1. Business

     (a)  General development of business

     The Campbell Fund Trust (the “Trust”) is a business trust organized on January 2, 1996 under the Delaware Business Trust Act, which was replaced by the Delaware Statutory Trust Act as of September 1, 2002. The Trust is a successor to the Campbell Fund Limited Partnership (formerly known as the Commodity Trend Fund) and began trading operations in January 1972. The Trust currently trades in the U.S. and international futures and forward markets under the sole direction of Campbell & Company, Inc. (“Campbell & Company” or the “managing operator”). Specifically, the Trust trades a portfolio primarily focused on financial futures and forwards, with a secondary emphasis on metal, energy and agricultural products. The Trust is an actively managed account with speculative trading profits as its objective.

     Delaware Trust Capital Management, Inc., a Delaware banking corporation (the “Trustee”), is the sole trustee of the Trust. The Trustee is unaffiliated with the managing operator and the Trust’s selling agents, and its duties and liabilities with respect to the offering of the Units of Beneficial Interest (the “Units”) are limited to its express obligations under the Declaration of Trust and Trust Agreement.

     Under the Declaration of Trust and Trust Agreement, the Trustee has delegated the exclusive management of all aspects of the business and administration of the Trust to Campbell & Company, a Maryland corporation organized in April 1978 as a successor to a partnership originally organized in January 1974. Campbell & Company is registered with the Commodity Futures Trading Commission as a commodity pool operator and a commodity trading advisor, and is a member of the National Futures Association in such capacities.

     The Trust’s funds are traded pursuant to Campbell & Company’s Global Diversified Large Portfolio. Prior to June 1997, Campbell & Company had one Global Diversified Portfolio. In June 1997, the Global Diversified Portfolio was split into two separate portfolios, the Global Diversified Large Portfolio (which generally is used for accounts greater than $10 million) and the Global Diversified Small Portfolio (which is generally used for accounts less than $10 million). From inception through June 1997, the Trust’s account was traded pursuant to Campbell & Company’s Global Diversified Portfolio. Between June 1997 and August 1999, the Trust’s account was traded pursuant to the Global Diversified Small Portfolio, and since August 1, 1999, has been traded pursuant to the Global Diversified Large Portfolio.

     As of December 31, 2002, the aggregate capitalization of the Trust was $142,674,058, and the Net Asset Value per Unit was $1,874.93.

     (b)  Financial information about segments

     The Trust’s business constitutes only one segment for financial reporting purposes, i.e., a speculative “commodity pool.” The Trust does not engage in sales of goods or services.

     (c)  Narrative description of business

General

     The purpose of the Trust is to engage in the speculative trading, buying, selling, or otherwise acquiring, holding or disposing of commodities, including futures contracts, option contracts, forward contracts and any other rights pertaining thereto, and for such other purposes as may be incidental or related thereto.

     The Trust trades speculatively in the U.S. and international futures and forward markets. Specifically, the Trust trades a portfolio that is primarily focused on financial futures and forwards, with a secondary emphasis on metal, energy and agricultural products. The Trust has entered into an advisory agreement with Campbell & Company whereby it trades the Trust’s assets pursuant to Campbell & Company’s Global Diversified Large Portfolio. The portfolio trades commodity interests which include energy products, agricultural products, precious and base metals, stock market indices, interest rates and foreign currencies, and may in the future include options.

Use of Proceeds and Cash Management Income

     Subscription Proceeds and Available Assets.

     Offering proceeds, without deduction, are credited to the Trust’s bank accounts to engage in trading activities and as reserves for that trading. The Trust meets its margin requirements by depositing U.S. government securities with the futures broker and the forward counterparty. In this way, substantially all (i.e. 95% or more) of the Trust’s assets, whether used as margin for trading purposes or as reserves for such trading, can be invested in U.S. government securities and time deposits with U.S. banks. The Trust receives all interest earned on its assets. No other person receives any interest or other economic benefits from the deposit of Trust assets.

     Approximately 10% to 30% of the Trust’s assets are usually committed as required margin for futures contracts and held by the futures broker, although the amount committed may vary significantly. Such assets are maintained in the form of cash or U.S. Treasury bills in segregated accounts with the futures broker pursuant to the Commodity Exchange Act and regulations thereunder. Approximately 10% to 30% of the Trust’s assets are deposited with the forward counterparty in order to initiate and maintain currency forward contracts. Such assets are not held in segregation or otherwise regulated under the Commodity Exchange Act. These assets are held either in U.S. government securities or short-term time deposits with U.S. regulated bank affiliates of the forward counterparty. The remaining 40% to 80% of the Trust’s assets are usually invested in U.S. Treasury bills and held by the futures broker or the forward counterparty.

     The Trust’s assets are not and will not be, directly or indirectly, commingled with the property of any other person in violation of law or invested with or loaned to Campbell & Company or any affiliated entities.

     Market Sectors.

     Campbell & Company’s Global Diversified Large Portfolio trades in a fully diversified portfolio of futures and forward markets, including energy products (Brent Crude, gas oil, heating oil, natural gas, unleaded gasoline and WTI Crude), agricultural products (coffee, corn, cotton and wheat), precious and base metals (aluminum, copper, gold, nickel and zinc), stock market indices (DAX, DJ Euro Stoxx 50, FTSE, Hang Seng, IBEX, MSCI, NASDAQ, Nikkei and S&P 500), interest rates (short-term and long-term) and foreign currencies (majors, minors and crossrates), and may in the future include options.

     Market Types.

     The Trust trades on a variety of United States and foreign futures exchanges. Substantially all of the Trust’s off-exchange trading takes place in the highly liquid, institutionally-based currency forward markets.

     As in the case of its market sector allocations, the Trust’s commitments to different types of markets – U.S. and non-U.S., regulated and non regulated – differ substantially from time to time, as well as over time, and may change at any time if Campbell & Company determines such change to be in the best interests of the Trust. No one market exceeds 10% of the total portfolio allocation.

Charges

     Each Unit is subject to the same charges. The Trust’s average month-end net assets during 2002, 2001 and 2000 equaled $98,117,477, $48,402,031 and $25,155,503, respectively. Total expenses charged to the Trust (as described below) annually, other than performance fees, are estimated to equal less than 6% of the Trust’s net assets annually. Total expenses, other than the performance fee, as a percentage of the Trust’s average month-end assets for the years ended December 31, 2002, 2001 and 2000 were 4.65%, 4.75% and 4.85% respectively.

     Description of Current Charges.

RECIPIENT	NATURE OF PAYMENT	AMOUNT OF PAYMENT

Campbell & Company	Management Fee	A monthly management fee of 1/3 of 1% of the Trust’s month-end net assets, totaling approximately 4% of average month-end net assets per year. Campbell & Company may pay a portion or all of its monthly management fee on an ongoing basis to selected agents who have sold the Units, in return for their provision of ongoing services to the Unitholders. In most cases, the ongoing payment paid to selling agents is 2% per annum, paid monthly, on the then current Net Asset Value of Units sold by the selling agents, net of redemptions.

Campbell & Company	Performance Fee	A quarterly performance fee of 20% of the aggregate cumulative appreciation in the Net Asset Value per Unit at the end of each quarter, exclusive of appreciation attributable to interest income disregarding decreases in Net Asset Value per Unit resulting from distributions.

ABN AMRO Incorporated	Brokerage Commissions	Brokerage commissions are paid at a rate of approximately $10 for each round-turn trade executed for the Trust. Annual brokerage commissions payable to the Trust are estimated at approximately 0.50% of the Trust’s net assets annually, although there is no limit on the amount of such commissions.

Campbell & Company estimates that the round-turn equivalent rate charged to the Trust during each of the years ended 2002, 2001 and 2000 was approximately $10.
ABN AMRO Bank, N.V., Chicago Branch	Forward Counterparty Execution Costs	The forward counterparty’s execution costs are included in the price of each forward contract purchased or sold, and, accordingly, such costs cannot be determined but are charged. In addition, ABN AMRO Bank, N.V., Chicago Branch charges approximately $14 per $1 million for forward contracts it facilitates on behalf of the Trust with third party banks. These prime brokerage fees, combined with the futures broker’s charges, usually

RECIPIENT	NATURE OF PAYMENT	AMOUNT OF PAYMENT

equal approximately 0.60% of the Trust’s net assets.
Other	Operating Expenses	The Trust pays operating expenses (other than the cost of the Units), including trustee, legal and accounting fees, and taxes or extraordinary expenses. These expenses are estimated at less than 0.50% of the Trust’s net assets annually, although there is no limit on the amount of such expenses.

These expenses during the years ended 2002, 2001 and 2000 were ..06%, .09% and .11% of the Trust’s net assets, respectively.

Regulation

     Under the Commodity Exchange Act, as amended (the “Act”), commodity exchanges and commodity futures trading are subject to regulation by the Commodity Futures Trading Commission (the “CFTC”). The National Futures Association (the “NFA”), a registered futures association under the Act, is the only non-exchange self-regulatory organization for commodity industry professionals. The CFTC has delegated to the NFA responsibility for the registration of “commodity trading advisors,” “commodity pool operators,” “futures commission merchants,” “introducing brokers” and their respective “associated persons” and “floor brokers.” The Act requires “commodity pool operators,” and “commodity trading advisors” such as Campbell & Company and commodity brokers or “futures commission merchants” such as the Trust’s commodity broker to be registered and to comply with various reporting and recordkeeping requirements. Campbell & Company and the Trust’s commodity broker are members of the NFA. The CFTC may suspend a commodity pool operator’s or trading advisor’s registration if it finds that its trading practices tend to disrupt orderly market conditions, or as the result of violations of the Act or rules and regulations promulgated thereunder. In the event Campbell & Company’s registration as a commodity pool operator or commodity trading advisor were terminated or suspended, Campbell & Company would be unable to continue to manage the business of the Trust. Should Campbell & Company’s registration be suspended, termination of the Trust might result.

     In addition to such registration requirements, the CFTC and certain commodity exchanges have established limits on the maximum net long and net short positions which any person, including the Trust, may hold or control in particular commodities. Most exchanges also limit the maximum changes in futures contract prices that may occur during a single trading day. The Trust also trades in dealer markets for forward and swap contracts, which are not regulated by the CFTC. Federal and state banking authorities also do not regulate forward trading or forward dealers. In addition, the Trust trades on foreign commodity exchanges, which are not subject to regulation by any United States government agency.

     (i)  through (xii)— not applicable.

     (xiii)  The Trust has no employees.

     (d)  Financial Information About Geographic Areas

     The Trust trades on a number of foreign commodity exchanges. The Trust does not engage in the sales of goods or services.

Item 2. Financial Information

     (a)  Selected financial data

     The following selected financial data has been derived from the audited financial statements of the Trust.

	For The Year	For The Year	For The Year	For The Year	For The Year
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
Income Statement Data	2002	2001	2000	1999	1998

Income
Futures trading gains (loss):
Realized	12,034,345	1,725,160	1,601,048	136,473	623,278
Change in unrealized	2,485,339	(1,921,531)	1,197,297	320,748	85,030

Gains (loss) from futures trading	14,519,684	(196,371)	2,798,345	457,221	708,308

Forward trading gains (loss)
Realized	6,956,076	884,232	1,093,084	150,418	0
Change in unrealized	(1,262,834)	3,396,527	(241,242)	208,524	0

Gain (loss) from forward trading	5,693,242	4,280,759	851,842	358,942	0

Interest income	1,544,116	1,649,500	1,441,618	515,761	170,049

Total income	21,757,042	5,733,888	5,091,805	1,331,924	878,357

Expenses
Brokerage commissions	537,247	308,657	181,747	96,303	36,569
Management fee	3,959,969	1,946,431	1,011,862	436,927	142,219
Performance fee	3,224,518	544,513	386,902	62,196	101,070
Operating expenses	61,493	42,315	27,619	35,834	16,548

Total expenses	7,783,227	2,841,916	1,608,130	631,260	296,406

Net Income	$13,973,815	$2,891,972	$3,483,675	$700,664	$581,951

	December 31,	December 31,	December 31,	December 31,	December 31,
Balance Sheet Data	2002	2001	2000	1999	1998

Trust Net Asset Value	$142,674,058	$69,133,931	$31,555,119	$17,008,375	$5,817,411
Net Asset Value per Unit	$1,874.93	$1,635.73	$1,543.69	$1,363.03	$1,297.74

	MONTH-END NET ASSET VALUE PER UNIT

	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.	Oct.	Nov.	Dec.

1998	$1,142.49	$1,117.49	$1,173.30	$1,105.61	$1,144.22	$1,162.92	$1,125.54	$1,214.96	$1,242.94	$1,289.28	$1,278.71	$1,297.74
1999	$1,235.40	$1,258.88	$1,258.41	$1,325.55	$1,281.09	$1,339.71	$1,340.71	$1,346.93	$1,371.90	$1,304.15	$1,321.48	$1,363.03
2000	$1,409.26	$1,407.20	$1,369.71	$1,353.99	$1,377.70	$1,415.89	$1,384.34	$1,426.96	$1,379.65	$1,421.97	$1,507.51	$1,543.69
2001	$1,529.75	$1,550.07	$1,655.18	$1,516.36	$1,539.23	$1,515.83	$1,534.65	$1,560.44	$1,674.29	$1,754.23	$1,579.04	$1,635.73
2002	$1,621.79	$1,589.33	$1,560.66	$1,496.74	$1,551.89	$1,675.37	$1,800.45	$1,862.91	$1,926.01	$1,836.09	$1,814.29	$1,874.93

THE CAMPBELL FUND TRUST
Type of pool: single advisor; privately offered
Inception of trading: January 1972
Aggregate gross capital subscriptions: $136,264,674
Net Asset Value of the Trust at December 31, 2002: $142,674,058
Net Asset Value per Unit at December 31, 2002: $1,874.93
Worst monthly percentage drawdown:(1) 9.99% (11/01)
Worst peak-to-valley drawdown:(1) 14.68% (10/01-4/02)

	Rate of Return(2) (computed on a monthly basis)

Month	2002(%)	2001(%)	2000(%)	1999(%)	1998(%)

January	(0.85)	(0.90)	3.39	(4.80)	1.95
February	(2.00)	1.33	(0.15)	1.90	(2.19)
March	(1.80)	6.78	(2.66)	(0.04)	4.99
April	(4.10)	(8.39)	(1.15)	5.34	(5.77)
May	3.68	1.51	1.75	(3.35)	3.49
June	7.96	(1.52)	2.77	4.58	1.63
July	7.47	1.24	(2.23)	0.07	(3.21)
August	3.47	1.68	3.08	0.46	7.94
September	3.39	7.30	(3.32)	1.85	2.30
October	(4.67)	4.77	3.07	(4.94)	3.73
November	(1.19)	(9.99)	6.01	1.33	(0.82)
December	3.34	3.59	2.40	3.14	1.49
Year	14.62	5.96	13.25	5.03	15.80

(1)	“Drawdown” means losses experienced by the Trust over a specified period.

(2)	The “Rate of Return” for a period is calculated by dividing the net profit or loss by the assets at the beginning of such period. Additions and withdrawals occurring during the period are included as an addition to or deduction from beginning net assets in the calculations of “Rates of Return.”

            (b)  Management’s discussion and analysis of financial condition and results of operations

Introduction

     The offering of Units commenced on January 2, 1996 at the time the Trust succeeded to the operations of the Campbell Fund Limited Partnership, as described in Item 1. The offering of the Units is continuous and ongoing.

Liquidity

     Most United States commodity exchanges limit fluctuations in futures contracts prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” During a single trading day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract has reached the daily limit for that day, positions in that contract can neither be taken nor liquidated. Futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Trust from promptly liquidating unfavorable positions and subject the Trust to substantial losses which could exceed the margin initially committed to such trades. In addition, even if futures prices have not moved the daily limit, the Trust may not be able to execute futures trades at favorable prices if little trading in such contracts is taking place. Other than these limitations on liquidity, which are inherent in the Trust’s futures trading operations, the Trust’s assets are expected to be highly liquid.

Capital Resources

     The Trust will raise additional capital only through the sale of Units offered pursuant to the continuing offering, and does not intend to raise any capital through borrowing. Due to the nature of the Trust’s business, it will make no capital expenditures and will have no capital assets which are not operating capital or assets.

Results of Operations

     The returns for the years ended December 31, 2002, 2001 and 2000 were 14.62%, 5.96% and 13.25%, respectively. For the 2002 increase of 14.62%, approximately 20.98% was due to trading gains (before commissions) and approximately 1.57% was due to interest income, offset by approximately 7.93% due to brokerage fees, performance fees, and operating costs borne by the Trust. An analysis of the 20.98% trading gain by sector is as follows:

Sector	% Gain (Loss)

Interest Rates	14.71%
Currencies	5.87
Stock Indices	3.47
Metals	(.34)
Agricultural	(.39)
Energy	(2.34)

20.98%

During January, the Enron and Global Crossing bankruptcies took a toll on the U.S. equities markets that were already under pressure and resulted in a stumbling start to the New Year, as layoffs, earnings restatements and revenue declines continued to dominate the business news. Internationally, the Japanese economy continued to deteriorate, while the full extent of any Argentinean contagion is yet to be acknowledged in Brazil or other parts of South America. On the positive side, U.S. consumer spending continued to be robust. The Trust posted a small loss for January, largely as a result of volatility in the global currency markets. Energy and short stock index positions contributed small gains.

The high market volatility in January continued into February. Further Enron revelations radiated concern about the accounting practices of other large companies and caused the equity markets to decline early in the month. Sentiment reversed abruptly on positive economic news on home sales, manufacturing and consumer spending. The Trust’s performance was negative in February with losses in energy, stock indices and long-term interest rates partially offset by gains in short-term interest rates.

March was a mixed month in which positive performance in the energy and interest rate sectors were more than offset by losses in stock indices and currencies, which make up a substantial part of the Trust’s portfolio. The Japanese Yen produced the largest loss when it rallied in reaction to Bank of Japan intervention in preparation for their March 31st fiscal year-end as the Trust was maintaining a short position. Energy was the strongest performing sector profiting from long positions in crude oil and unleaded gas. The loss in the stock indices sector came from short positions in the Nikkei and Hang Seng indices as Asian equities rallied. The overall loss for the month occurred independently of the equity and bond markets demonstrating the volatility reducing effect of blending assets whose returns are largely uncorrelated.

April was a difficult trading month for the Trust. The Trust ended the month down over 4.0%. The fixed income sector was whip-lashed as hopes of imminent economic recovery sputtered causing the majority of the trading losses for the month. Broad-based selling of the three leading US equity indices put them at their lowest levels since October 2001 and contributed to the Trust’s losses for the month. The energy sector was battered by reports of unfolding events in both Venezuela and the Middle East. Many areas of concern remain including continued instability in the Middle East, weak corporate earnings, continued revelations of corporate accounting issues, fear of a collapse in the residential real estate market, high energy costs and a growing federal budget deficit due to lower tax receipts.

The month of May finally provided some trending opportunities that the Trust was able to profit from. The currencies and interest rates sectors provided the gains for the month, but these were offset by losses in the energy and stock indices sectors. While the equities markets remained nervous, many alternative investment strategies, including managed futures, were able to provide positive returns.

Strong performance in the month of June contributed to a positive second quarter and more than made up for losses during the beginning of the year. All major US equity indices made new cycle lows as domestic and international investor confidence was battered by reports of scandalous corporate leadership conduct. The long awaited US economic recovery looked sluggish at best. In this troubled environment, the US dollar lost ground against most major trading partners, while interest rate futures rose and stock indices declined. These three sectors contributed significantly to the profits in June, while small losses were recorded in the metals and energy sectors.

The Trust’s positive performance continued in July posting similar numbers as June. This was the third consecutive month of positive performance and was mainly attributable to profits in short stock indices and long interest rate positions. These gains were reduced by small negative performances in metals, currencies and cross rates as the dollar strengthened against other major currencies, again rising above parity with the Euro.

In August, the Trust recorded another month of positive performance with profits in the interest rates, currencies, stock indices and energy sectors. Global markets continued to respond to weak US economic data and concerns over geopolitical developments. The much-anticipated US economic recovery continued to be elusive, while economies in Europe and Japan appeared to be stagnant. The quickened pace of US plans to invade Iraq aroused much international criticism and concern, which impacted energy prices and investor confidence.

September was the fifth consecutive month of positive returns for the Trust as traditional investment strategies continued to struggle. Profits were earned in the stock indices, interest rates and energy sectors offset by losses in the currencies sector. Further reports of corporate governance and accounting failures, the possibility of an unpopular war in the Middle East, rising jobless claims, disappointing earnings and a gloomy retail outlook were compounded by high energy prices and systemic instability in Japan and Brazil. In this time of global economic weakness and uncertainty, the Trust’s ability to trade both the long and short side of a diverse portfolio of international markets proved to be a beneficial tool.

Many of the trends that had been so profitable for the Trust over the preceding five months reversed during October, resulting in losses in interest rates, equity indices and precious metals. The US dollar weakened on unfavorable Gross Domestic Product news and caused losses in the currencies sector. US equities surprised the market by turning in their second best month since 1997. As the US struggled with the

United Nations over Iraq, energy prices sold off sharply making this the Trust’s worst performing sector in October.

In October and November, US equity prices rose at a faster pace than any time since 1997. Over this same period, the Trust was defensively positioned against a reversal of the major trends that were profitable this year, leaving year-to-date gains in the double digits. Performance for November was marginally negative, with gains in currencies offset by losses in interest rates, stock indices and energy.

The Trust recorded a strong positive performance for December and for the year. The Trust’s core strategy of systematic, diversified trend-following again demonstrated the ability to outperform most other strategies in times of economic weakness and uncertainty. The ability to short markets enabled the Trust to profit as global markets suffered their third consecutive negative year. Profits were generated in interest rates, currencies and equities, while losses occurred in energy, industrial metals and agricultural sectors.

2001

     For the 2001 increase of 5.96%, approximately 8.42% was due to trading gains (before commissions) and approximately 3.41% was due to interest income, offset by approximately 5.87% due to brokerage fees, performance fees, and operating costs borne by the Trust. An analysis of the 8.42% trading gain by sector is as follows:

Sector	% Gain (Loss)

Currencies	8.97%
Interest Rates	3.49
Stock Indices	1.17
Agricultural	.14
Metals	(.64)
Energy	(4.71)

8.42%

     January was a turbulent month due to the underestimated slowdown of the U.S. economy and difficult transition between presidential administrations. The Federal Reserve intervened twice by lowering interest rates during the month a total of 100 basis points. The interest rate reductions resulted in gains in the Trust’s long bond positions, but these were offset by losses in its Swiss and Sterling currency positions. The most noticeable turnaround for the month was the energy markets, which incurred the largest losses for the Trust. Overall, February was a mostly flat month for the Trust. The Federal Reserve’s failure to lower interest rates ahead of its March meeting, and the continued declining consumer confidence pushed U.S. equities lower, with the NASDAQ posting a new two-year low. This economic news was favorable to both the Trust’s short equities positions and long bond positions. The energy markets continued to disappoint and this sector posted a loss for the month. The currency markets were mixed and ended flat for February. The first quarter ended well for the Trust. During the month of March, all markets were profitable, except the energy sector. In the midst of some painful trends in the global economy, the Trust’s trading principles enabled it to ride the bear trend in equities while simultaneously benefiting from long fixed income positions.

Sharp price reversals in the equity, bond and energy markets resulted in a negative performance in April as many of the Trust’s largest positions hit protective stops. The capitulation that caused the sharp downturn in equities in the first quarter was reversed as investors greeted a surprise 50 basis point rate cut by the Federal Reserve by pushing the equity markets substantially higher. The flight to quality that had caused the long bond to trade so strongly in March was abandoned as investors sold bonds to invest in stocks. May was a volatile month for many of the markets the Trust trades, but the Trust produced a positive result despite the adverse conditions. A strong U.S. dollar amid persistent signs of global economic weakness kept equity markets volatile, but the widely anticipated 50-point rate cut by the Federal Reserve was priced into the markets and had little effect when announced. The Trust made small profits in energy and interest rates and small losses in global stock indices and currency positions. Uncertainty plagued the global markets for the last few months of the second quarter, and there was no emergence of a solid trend to give investors and economists any meaningful indication of what the second half of 2001 held. This lack of market direction kept the Trust’s performance relatively flat for the month of June and for the first half of the year. In June, the Trust was profitable in the global equity indices and currency markets while the fixed income and energy markets erased all of those gains.

Most of the major U.S. stock and bond exchanges were negative while the Trust posted a positive month to start the third quarter. The ability to short global equity markets made stock indices the best performing sector for the month of July. Short-term interest rates were also positive; however, this was mostly offset by losses in the Japanese bond markets, which have come under pressure from fiscal instability and uncertainty in Japan. Foreign exchange was down slightly on global concerns about the future of the U.S. “strong dollar” policy. August was another positive month for the Trust. The Trust profited from currency cross rates, long and short-term interest rates and equities. The losing sector was primarily the energy sector. September was a difficult month for most Americans and for many others whose lives will forever be impacted by the terrorist attacks of September 11th. However, despite the tumult, the Trust reported a positive month and third quarter. Currencies and cross rates were profitable as short dollar positions yielded solid returns. Long positions in both long and short-term interest rate instruments were profitable as investors sought safety when equity prices declined sharply. The major U.S. stock indices suffered their worst quarterly losses since 1987. The Trust’s non-correlation with equities was evident as the Trust profited from a decline in global equity indices. Industrial metals were also profitable, while the highly volatile energy sector was the only unprofitable sector in September.

As the United States began to recover from the September 11th disaster, the country demonstrated unity and fortitude in the most challenging of circumstances. The Trust was positive during the month of October. The positive performance was led by interest rates, which were strong throughout the month and helped by the U.S. Treasury’s announcement of the ending of the issuance of 30-year bonds. The energy and industrial metals sectors were also positive. These gains were partly offset by losses in the currency and stock indices sectors. In November, a sharp and totally unexpected increase in global interest rates resulted in the Trust’s largest monthly decline since its inception. While statistically losses of this magnitude can occur, the speed of this loss caught the Trust’s trading advisor by surprise. The continuing decline in U.S. interest rates initially accelerated after the U.S. Treasury announced it would stop issuing 30-year Treasury Bonds. However, with good news from Afghanistan, a sharp decline in energy prices, and a totally unexpected increase in retail sales for October, market sentiment changed abruptly. Equity prices rallied and interest rate instruments declined across the entire yield curve, all over the world. The Trust rebounded with a positive return in December. The majority of the gain for the month was made in currencies, primarily in the Japanese Yen. These gains were offset by losses in the interest rate sectors. The Trust was positive for the year delivering modest profitability and effective portfolio diversification during an economically difficult year. 2001 will unfortunately be remembered as a year that brought pain and devastation to so many.

2000

     For the 2000 increase of 13.25%, approximately 13.91% was due to trading gains (before commissions) and approximately 5.73% was due to interest income, offset by approximately 6.39% due to brokerage fees, performance fees, and operating costs borne by the Trust. An analysis of the 13.91% trading gain by sector is as follows:

Sector	% Gain (Loss)

Energy	12.02%
Currencies	3.59
Interest Rates	2.45
Stock Indices	(.63)
Agricultural	(1.19)
Metals	(2.33)

13.91%

     The first month of 2000 provided a highly volatile environment, which offered the Trust the opportunity to perform well in most markets. Long bond positions held for security over the Y2K year-end were sold off early in the month benefiting short positions. Rising interest rates with still moderate inflation numbers helped push the U.S. Dollar higher against the Swiss Franc, the Yen and the Euro, which benefited currency positions. In February, the volatility seen in January continued, providing profits in some markets, but eliminating January’s gains in others. Currencies and energy continued to be profitable, but these gains were more than offset by losses in short positions in the long-term interest rate sector. March was a difficult month as sharp reversals in the energy sector and the Yen were the biggest factors in the loss for the month.

     Although the Trust managed gains in U.S. equity indices during April, the unprecedented volatility in global equity indices resulted in a small loss in this sector overall. The crude market rallied on news that OPEC would not drastically increase production, causing losses on short crude positions which more than eliminated gains made on the upward trend of natural gas. Losses in the interest rates sectors provided the majority of the losses for the month, as the Trust’s long positions quickly became unprofitable as stability returned to the equity markets. In May, the energy sector provided the majority of the profit as the markets realized that OPEC production increases were still not meeting demand. The continued economic strength caused the Federal Reserve to increase short-term interest rates by 50 basis points mid-month as anticipated. The Trust experienced a classic whipsaw as its interest rate positions flipped from long to short, only to see the market rally hard again as softer economic numbers triggered aggressive short covering. Higher interest rates pushed the Trust’s long U.S. Dollar positions up against the British Pound, New Zealand Dollar and South African Rand. The energy sector continued to be the best performer in June. Although the mid-month OPEC meeting increased the official supply of crude, most of the increase was already being made available to the market through quota cheating. This, together with the apparent solidarity of OPEC, led to a strong rally that was profitable for the Trust’s long positions. The rallies in the S&P and NASDAQ indices at month-end contributed to a moderate gain in this sector.

     In July, the Trust sustained losses in the energy sector due to increased crude oil production in Saudi Arabia, but managed small gains in the currencies and interest rates sectors. The volatility in the stock indices sector also continued to provide gains in July after a profitable June. Energy prices resumed a strong upward trend in August after the sell off in July. This sector provided the substantially all of the gain for the month. Small losses in the currencies and interest rates sectors offset some of this gain. In September, the G7 intervened to support the Euro causing both the Euro and British Pound to trade sharply higher against the U.S. Dollar. This led to losses in both the currency and cross rates sectors. The U.S. interest rate sector suffered due to a combination of weakness in the corporate sector, a surprisingly strong CPI number, and a shift in the government’s debt repurchase program. This, combined with a sharp whipsaw in the Japanese Government Bond, caused interest rates to be the worst performing sector for the month.

     Most of October’s profit came from the currency sector. Significant gains were earned in the Euro, British Pound and Japanese Yen, but were offset by losses in the Swiss Franc and Australian Dollar. Ongoing hostilities in the Middle East, further OPEC production promises, and relatively warm weather in the northeastern U.S. caused whipsawing in the energy markets. While significant gains were recorded in the energy sector early in October, the Trust closed the month only marginally profitable in this sector. No other sector contributed significantly to the return for the month. November proved to be the most profitable month of the year. During November, bond prices strengthened on the uncertainty surrounding the U.S. presidential election, poor corporate earnings forecasts, and increasingly compelling signs of an economic slowdown. This enabled the Trust to record substantial profits from its long interest rate positions, but reciprocally, it caused losses in long U.S. equity index positions. The Trust also recorded a gain in the energy sector as unseasonably cold weather in the northeast US and continuing tension in the Middle East combined to push prices higher which was positive for the Trust’s long energy positions. In December, currencies posted a profitable month reflecting the continued strength of the U.S. Dollar. Negative equities performance contributed to a rally in interest rate instruments that made this the most profitable sector for December. The Trust’s currency cross-rate positions were also profitable, with short Yen against long European currency positions contributing strongly. Positive performance in December contributed to a profitable fourth quarter and to a profitable year.

Off-Balance Sheet Risk

     The term “off-balance sheet risk” refers to an unrecorded potential liability that, even though it does not appear on the balance sheet, may result in future obligation or loss. The Trust trades in futures, forward and swap contracts and is therefore a party to financial instruments with elements of off-balance sheet market and credit risk. In entering into these contracts there exists a risk to the Trust, market risk, that such contracts may be significantly influenced by market conditions, such as interest rate volatility, resulting in such contracts being less valuable. If the markets should move against all of the futures interests positions of the Trust at the same time, and if Campbell & Company was unable to offset futures interests positions of the Trust, the Trust could lose all of its assets and the Unitholders would realize a 100% loss. Campbell & Company, the managing operator (who also acts as trading advisor), minimizes market risk through real-time monitoring of open positions, diversification of the portfolio and maintenance of a margin-to-equity ratio that rarely exceeds 30%.

     In addition to market risk, in entering into futures, forward and swap contracts there is a credit risk that a counterparty will not be able to meet its obligations to the Trust. The counterparty for futures contracts traded in the United States and on most foreign exchanges is the clearinghouse associated with such exchange. In general, clearinghouses are backed by the corporate members of the clearinghouse who are required to share any financial burden resulting from the non-performance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members, like some foreign exchanges, it is normally backed by a consortium of banks or other financial institutions.

     In the case of forward and swap contracts, which are traded on the interbank market rather than on exchanges, the counterparty is generally a single bank or other financial institution, rather than a group of financial institutions; thus there may be a greater counterparty credit risk. Campbell & Company trades for the Trust only with those counterparties which it believes to be creditworthy. All positions of the Trust are valued each day on a mark-to-market basis. There can be no assurance that any clearing member, clearinghouse or other counterparty will be able to meet its obligations to the Trust.

Quantitative And Qualitative Disclosures About Market Risk

     Introduction.

     PAST RESULTS NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE

     The Trust is a speculative commodity pool. The market sensitive instruments held by it are required for speculative trading purposes, and all or substantially all of the Trust’s assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Trust’s main line of business.

     Market movements result in frequent changes in the fair market value of the Trust’s open positions and, consequently, in its earnings and cash flow. The Trust’s market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification effects among the Trust’s open positions and the liquidity of the markets in which it trades.

     The Trust, under the direction of Campbell & Company, rapidly acquires and liquidates both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Trust’s past performance is not necessarily indicative of its future results.

     Value at Risk is a measure of the maximum amount which the Trust could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Trust’s speculative trading and the recurrence in the markets traded by the Trust of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Trust’s experience to date (i.e., “risk of ruin”). In light of the foregoing, as well as the risks and uncertainties intrinsic to all future projections, the quantifications included in this section should not be considered to constitute any assurance or representation that the Trust’s losses in any market sector will be limited to Value at Risk or by the Trust’s attempts to manage its market risk.

     Materiality as used in this section, “Qualitative and Quantitative Disclosures About Market Risk,” is based on an assessment of reasonably possible market movements and the potential losses caused by such movements, taking into account the leverage, and multiplier features of the Trust’s market sensitive instruments.

     Quantifying The Trust’s Trading Value At Risk.

     Quantitative Forward-Looking Statements.

     The following quantitative disclosures regarding the Trust’s market risk exposures contain “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Securities Exchange Act”)). All quantitative disclosures in this section are deemed to be forward-

looking statements for purposes of the safe harbor, except for statements of historical fact (such as the dollar amount of maintenance margin required for market risk sensitive instruments held at the end of the reporting period).

     The Trust’s risk exposure in the various market sectors traded by Campbell & Company is quantified below in terms of Value at Risk. Due to the Trust’s mark-to-market accounting, any loss in the fair value of the Trust’s open positions is directly reflected in the Trust’s earnings (realized or unrealized).

     Exchange maintenance margin requirements have been used by the Trust as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%–99% of any one-day intervals. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. Maintenance margin has been used rather than the more generally available initial margin, because initial margin includes a credit risk component which is not relevant to Value at Risk.

     In the case of market sensitive instruments which are not exchange-traded (which includes currencies in the case of the Trust), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those cases in which a futures-equivalent margin is not available, dealers’ margins have been used.

     In the case of contracts denominated in foreign currencies, the Value at Risk figures include foreign margin amounts converted into U.S. Dollars with an incremental adjustment to reflect the exchange rate risk inherent to the Dollar-based Trust in expressing Value at Risk in a functional currency other than Dollars.

     In quantifying the Trust’s Value at Risk, 100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have simply been aggregated to determine each trading category’s aggregate Value at Risk. The diversification effects resulting from the fact that the Trust’s positions are rarely, if ever, 100% positively correlated have not been reflected.

     The Trust’s Trading Value at Risk in Different Market Sectors.

     The following tables indicate the trading Value at Risk associated with the Trust’s open positions by market category as of December 31, 2002, 2001 and 2000 and the trading gains/losses by market category for the years then ended. All open position trading risk exposures of the Trust have been included in calculating the figures set forth below. As of December 31, 2002, 2001 and 2000, the Trust’s total capitalization was approximately $142.7 million, $69.1 million and $31.6 million, respectively.

FISCAL YEAR 2002

		% OF TOTAL	TRADING
MARKET SECTOR	VALUE AT RISK	CAPITALIZATION	GAIN/LOSS*

Currencies	$4,935,000	3.46%	5.87%
Energy	3,487,000	2.44%	(2.34)%
Interest Rates	2,027,000	1.42%	14.71%
Stock Indices	1,245,000	.87%	3.47%
Metals	383,000	.27%	(.34)%
Agricultural	356,000	.25%	(.39)%

TOTAL	$12,433,000	8.71%	20.98%

     *     - Of the 14.62% return for the year ended December 31, 2002, approximately 20.98% was due to trading gains (before commissions) and approximately 1.57% was due to interest income, offset by approximately 7.93% in brokerage fees, performance fees and operating costs borne by the Trust.

FISCAL YEAR 2001

		% OF TOTAL	TRADING
MARKET SECTOR	VALUE AT RISK	CAPITALIZATION	GAIN/LOSS*

Currencies	$3,340,000	4.84%	8.97%
Stock Indices	1,086,000	1.57%	1.17%
Interest Rates	927,000	1.34%	3.49%
Energy	922,000	1.33%	(4.71)%
Agricultural	77,000	.11%	.14%
Metals	57,000	.08%	(.64)%

TOTAL	$6,409,000	9.27%	8.42%

     *     - Of the 5.96% return for the year ended December 31, 2001, approximately 8.42% was due to trading gains (before commissions) and approximately 3.41% was due to interest income, offset by approximately 5.87% in brokerage fees, performance fees and operating costs borne by the Trust.

FISCAL YEAR 2000

		% OF TOTAL	TRADING
MARKET SECTOR	VALUE AT RISK	CAPITALIZATION	GAIN/LOSS*

Interest Rates	$1,123,000	3.56%	2.45%
Energy	893,000	2.83%	12.02%
Currencies	842,000	2.67%	3.59%
Stock Indices	727,000	2.30%	(.63)%
Agricultural	77,000	.24%	(1.19)%
Metals	63,000	.20%	(2.33)%

TOTAL	$3,725,000	11.80%	13.91%

     *     - Of the 13.25% return for the year ended December 31, 2000, approximately 13.91% was due to trading gains (before commissions) and approximately 5.73% was due to interest income, offset by approximately 6.39% in brokerage fees, performance fees and operating costs borne by the Trust.

     Material Limitations On Value At Risk As An Assessment Of Market Risk.

     The face value of the market sector instruments held by the Trust is typically many times the applicable maintenance margin requirement (maintenance margin requirements generally ranging between approximately 1% and 10% of contract face value) as well as many times the capitalization of the Trust. The magnitude of the Trust’s open positions creates a “risk of ruin” not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions — unusual, but historically recurring from time to time — could cause the Trust to incur severe losses over a short period of time. The foregoing Value at Risk table — as well as the past performance of the Trust — give no indication of this “risk of ruin.”

     Non-Trading Risk.

     The Trust has non-trading market risk on its foreign cash balances not needed for margin. However, these balances (as well as the market risk they represent) are immaterial. The Trust also has non-trading market risk as a result of investing a substantial portion of its available assets in U.S. Treasury Bills. The market risk represented by these investments is immaterial.

     Qualitative Disclosures Regarding Primary Trading Risk Exposures.

     The following qualitative disclosures regarding the Trust’s market risk exposures — except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Trust manages its primary market risk exposures — constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. The Trust’s primary market risk exposures as well as the strategies used and to be used by Campbell & Company for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Trust’s risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the risk management strategies of the Trust. There can be no assurance that the Trust’s current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long-term. Investors must be prepared to lose all or substantially all of the time value of their investment in the Trust.

     The following were the primary trading risk exposures of the Trust as of December 31, 2002, by market sector.

Currencies.

Exchange rate risk is the principal market exposure of the Trust. The Trust’s currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. These fluctuations are influenced by interest rate changes as well as political and general economic conditions. The Trust trades in a large number of currencies, including cross-rates — i.e., positions between two currencies other than the U.S. Dollar. Campbell & Company does not anticipate that the risk profile of the Trust’s currency sector will change significantly in the future.

Interest Rates.

Interest rate risk is a significant market exposure of the Trust. Interest rate movements directly affect the price of the sovereign bond positions held by the Trust and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Trust’s profitability. The Trust’s primary interest rate exposure is to interest rate fluctuations in the United States and the other G-7 countries. However, the Trust also takes positions in the government debt of Switzerland. Campbell & Company anticipates that G-7 interest rates will remain the primary market exposure of the Trust for the foreseeable future. The changes in interest rates which have the most effect on the Trust are changes in long-term, as opposed to short-term rates. Most of the speculative positions held by the Trust are in medium- to long-term instruments. Consequently, even a material change in short-term rates would have little effect on the Trust were the medium- to long-term rates to remain steady.

Stock Indices.

The Trust’s primary equity exposure is to equity price risk in the G-7 countries and several other countries (Hong Kong, Spain and Taiwan). The stock index futures traded by the Trust are limited to futures on broadly based indices. As of December 31, 2002, the Trust’s primary exposures were in the FTSE (U.K.), Nikkei (Japan), Hang Seng (Hong Kong), IBEX (Spain), Euro STOXX 50, and DAX (Germany) stock indices. The Trust is primarily exposed to the risk of adverse price trends or static markets in the major U.S., European and Japanese indices. (Static markets would not cause major market changes but would make it difficult for the Trust to avoid being “whipsawed” into numerous small losses.)

Energy.

The Trust’s primary energy market exposure is to gas and oil price movements, often resulting from political developments and ongoing conflicts in the Middle East. As of December 31, 2002, natural gas, crude oil and unleaded gas are the dominant energy market exposures of the Trust. Oil and gas prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

Metals.

The Trust’s metals market exposure is to fluctuations in the price of aluminum, copper, gold, nickel and zinc. The risk allocation to the metal sector has not exceeded 5% of the Trust’s portfolio during 2002.

Agricultural

During 2002, the Trust’s agricultural exposure was to wheat, corn, coffee and cotton. The risk allocation to the agricultural sector was approximately 6% of the Trust’s portfolio. Beginning in January 2003, the Trust will no longer trade agricultural contracts.

Qualitative Disclosures Regarding Non-Trading Risk Exposure.

The following were the only non-trading risk exposures of the Trust as of December 31, 2002.

Foreign Currency Balances.

The Trust’s primary foreign currency balances are in Japanese yen, British pounds and Euros. The Trust controls the non-trading risk of these balances by regularly converting these balances back into dollars (no less frequently than twice a month, and more frequently if a particular foreign currency balance becomes unusually large).

Treasury Bill Positions.

The Trust’s only market exposure in instruments held other than for trading is in its Treasury Bill portfolio. The Trust holds Treasury Bills (interest bearing and credit risk-free) with durations no longer than six months. Violent fluctuations in prevailing interest rates could cause immaterial mark-to-market losses on the Trust’s Treasury Bills, although substantially all of these short-term investments are held to maturity.

Qualitative Disclosures Regarding Means of Managing Risk Exposure.

     The means by which the Trust and Campbell & Company, severally, attempt to manage the risk of the Trust’s open positions is essentially the same in all market categories traded. Campbell & Company applies risk management policies to its trading which generally limit the total exposure that may be taken per “risk unit” of assets under management. In addition, Campbell & Company follows diversification guidelines (often formulated in terms of the balanced volatility between markets and correlated groups), as well as imposing “stop-loss” points at which open positions must be closed out.

     Campbell & Company controls the risk of the Trust’s non-trading instruments (Treasury Bills held for cash management purposes) by limiting the duration of such instruments to no more than six months.

General

     The Trust is unaware of any (i) anticipated known demands, commitments or capital expenditures; (ii) material trends, favorable or unfavorable, in its capital resources; or (iii) trends or uncertainties that will have a material effect on operations. From time to time, certain regulatory agencies have proposed increased margin requirements on futures contracts. Because the Trust generally will use a small percentage of assets as margin, the Trust does not believe that any increase in margin requirements, as proposed, will have a material effect on the Trust’s operations.

Item 3. Properties

     The Trust does not own or use any physical properties in the conducting of its business. Its assets currently consist of futures and other contracts, cash and U.S. Treasury Bills.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a)  Security ownership of certain beneficial owners

     As of December 31, 2002, no person or “group” is known to have been the beneficial owner of more than 5% of the Units.

     (b)  Security ownership of management

     As of December 31, 2002, Campbell & Company, Inc. owned 20.360 Units, which constituted 0.03% of the total Units outstanding. The principals of Campbell & Company did not own any Units. The Trustee did not own any Units.

     (c)  Changes in Control

     None.

Item 5. Directors and Executive Officers

     (a, b) Identification of directors and executive officers

     The Campbell Trust itself has no directors or officers and has no employees. It is managed by Campbell & Company in its capacity as managing operator. Trading decisions are made by Campbell & Company on behalf of the Trust.

     Campbell & Company’s directors and managing officers are as follows:

     Theresa D. Becks, born in 1963, joined Campbell & Company in 1991 and serves as the Chief Financial Officer, Secretary, Treasurer, and a Director. In addition to her role as CFO, Ms. Becks also oversees administration and compliance. Ms. Becks is currently a member of the Board of Directors of the Managed Funds Association. From December 1987 to June 1991, she was employed by Bank Maryland Corp, a publicly-held company, as a Vice President and Chief Financial Officer. Prior to that time, she worked with Ernst & Young. Ms. Becks is a C.P.A. and has a B.S. in Accounting from the University of Delaware. Ms. Becks is an Associated Person of Campbell & Company.

     Richard M. Bell, born in 1952, began his employment with Campbell & Company in May 1990 and serves as a Senior Vice President-Trading. His duties include managing daily trade execution for the assets under Campbell & Company’s management. From September 1986 through May 1990, Mr. Bell was the managing general partner of several partnerships registered as broker-dealers involved in market-making on the floor of the Philadelphia Stock Exchange (“PHLX”) and Philadelphia Board of Trade (“PBOT”). From July 1975 through September 1986, Mr. Bell was a stockholder and Executive Vice-President of Tague Securities, Inc., a registered broker-dealer. Mr. Bell graduated from Lehigh University with a B.S. in Finance. Mr. Bell is an Associated Person of Campbell & Company.

     D. Keith Campbell, born in 1942, has served as Chairman of the Board of Directors of Campbell & Company since it began operations, was President until January 1, 1994, and was Chief Executive Officer until January 1, 1998. Mr. Campbell is the majority voting stockholder of Campbell & Company. From 1971 through June 1978, he was a registered representative of a futures commission merchant. He has acted as a commodity trading advisor since January 1972 when, as general partner of the Campbell Fund, a limited partnership engaged in commodity futures trading, he assumed sole responsibility for trading decisions made on behalf of the Campbell Fund. Since that time, he has applied various technical trading systems to numerous commodity trading accounts over which Campbell & Company has had discretionary trading authority. Mr. Campbell is registered with the CFTC and NFA as a commodity pool operator. Mr. Campbell is an Associated Person of Campbell & Company.

     William C. Clarke, III, born in 1951, joined Campbell & Company in June 1977 and serves as an Executive Vice President and a Director. Mr. Clarke holds a B.S. in Finance from Lehigh University where he graduated in 1973. Mr. Clarke currently oversees all aspects of research, which involves the development of proprietary trading models and portfolio management methods. Mr. Clarke is an Associated Person of Campbell & Company.

     Bruce L. Cleland, born in 1947, joined Campbell & Company in January 1993 and presently serves as President, Chief Executive Officer and a Director. Mr. Cleland has worked in the international derivatives industry since 1973, and has owned and managed firms engaged in global clearing, floor brokerage, trading and portfolio management. Mr. Cleland previously served as a member of the Board of Directors of the Managed Funds Association and as a member of the Board of Governors of the

Comex in New York. Mr. Cleland is a graduate of Victoria University in Wellington, New Zealand where he earned a Bachelor of Commerce and Administration degree. Mr. Cleland is an Associated Person of Campbell & Company.

     Philip A. Lindner, born in 1954, serves as Vice President-Information Technology. He has been employed by Campbell & Company since October 1994. He was appointed the IT Director in March 1996 and Vice President in January 1998. Prior to joining Campbell & Company, Mr. Lindner worked as a programmer and manager for Amtote, a provider of race track computer systems.

     James M. Little, born in 1946, joined Campbell & Company in April 1990 and serves as Executive Vice President-Business Development and a Director. Mr. Little holds a B.S. in Economics and Psychology from Purdue University. From March 1989 through April 1990, Mr. Little was a registered representative of A.G. Edwards & Sons, Inc. From January 1984 through March 1989, he was the Chief Executive Officer of James Little & Associates, Inc., a commodity pool operator and broker-dealer. Mr. Little is the co-author of The Handbook of Financial Futures, and is a frequent contributor to investment industry publications. Mr. Little is an Associated Person of Campbell & Company.

     C. Douglas York, born in 1958, has been employed by Campbell & Company since November 1992 and serves as a Senior Vice President-Trading. His duties include managing daily trade execution for the assets under Campbell & Company’s management. From January 1991 to November 1992, Mr. York was the Global Foreign Exchange Manager for Black & Decker. He holds a B.A. in Government from Franklin and Marshall College. Mr. York is an Associated Person of Campbell & Company.

     As of December 31, 2002, Campbell & Company had a 0.03% investment in the Trust, and Campbell & Company’s interest was valued at $38,174. The principals of Campbell & Company did not have any investment in the Trust.

     (c)  Identification of certain significant employees

     None.

     (d)  Family relationships

     None.

     (e)  Business experience

     See Item 5 (a, b) above.

     (f)  Involvement in certain legal proceedings

     None.

     (g)  Promoters and control persons

     Not applicable.

Item 6. Executive Compensation

     The Trust does not itself have any officers, directors or employees. The Trust pays management fees and performance fees to Campbell & Company. The directors and managing officers of Campbell & Company are remunerated by Campbell & Company in their respective positions. The directors and managing officers receive no “other compensation” from the Trust. There are no compensation plans or arrangements relating to a change in control of either the Trust or Campbell & Company.

     Campbell & Company receives from the Trust (i) a monthly management fee of 1/3 of 1% of the Trust’s month-end net assets, totaling approximately 4% of average month-end net assets per year; and (ii) a quarterly performance fee of 20% of the aggregate cumulative appreciation in the net asset value per Unit at the end of each quarter, exclusive of appreciation attributable to interest income. Campbell & Company may pay a portion or all of its monthly management fee on an ongoing basis to selected selling agents who have sold the units, in return for their provision of ongoing services to the Unitholders.

Item 7. Certain Relationships and Related Transactions

     (a)  Transactions between Campbell & Company and the Trust

     The Trust pays Campbell & Company substantial management fees and performance fees. The Trust pays annual fees to the Trustee of $2,000 for the nominal duties it undertakes under the Declaration of Trust and Trust Agreement. The Declaration of Trust and Trust Agreement by and among the Trust, the Trustee and Campbell & Company, including the Campbell & Company’s fee arrangements, was not negotiated at arm’s length.

     See Item 1(c) “Narrative description of business — Charges” for a discussion of other business dealings between the Trust and Campbell & Company. See also Item 6 “Executive Compensation” and Item 4 “Security Ownership of Certain Beneficial Owners and Management.”

     (b)  Certain business relationships

     Delaware Trust Capital Management, Inc. has delegated to Campbell & Company all of the power and authority to manage the business and affairs of the Trust and has only nominal duties and liabilities with respect to the Trust.

     (c)  Indebtedness of management

     The Trust is prohibited from making any loans, to management or otherwise (provided that the deposit of assets with a commodity broker for the purpose of commodity futures trading is not considered a loan).

     (d)  Transactions with promoters

     Not applicable.

Item 8. Legal Proceedings

     Neither the Trust nor Campbell & Company has ever been the subject of any material litigation.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

     (a)  Market information

     There is no trading market for the Units, and none is likely to develop. Units may be redeemed or transferred subject to the conditions imposed by the Declaration of Trust and Trust Agreement which are briefly summarized under Item 11(a)(iv).

     (b)  Holders

     As of December 31, 2002, there were 1,308 holders of Units, including Campbell & Company and 76,095.728 Units outstanding.

     (c)  Dividends

     Campbell & Company has sole discretion in determining what distributions, if any, the Trust will make to Unitholders.

Item 10. Recent Sales of Unregistered Securities

     Between January 1, 2000 and December 31, 2002, the Trust issued Units at monthly closings as set forth in the following chart.

Date of Closing:	Number of Units Sold:	Aggregate Offering Price:

January 31, 2000	816.562	1,113,000
February 29, 2000	438.176	617,500
March 31, 2000	1,543.514	2,172,029
April 28, 2000	2,168.341	2,970,000
May 31, 2000	899.122	1,217,400
June 30, 2000	653.260	900,000
July 31, 2000	1,076.355	1,524,000
August 31, 2000	148.084	205,000
September 29, 2000	1,143.781	1,632,128
October 31, 2000	542.893	749,000
November 30, 2000	517.035	735,213
December 29, 2000	178.421	268,970
January 31, 2001	539.648	833,048
February 28, 2001	1,725.185	2,639,100
March 30, 2001	1,148.851	1,780,801
April 30, 2001	2,556.945	4,232,207
May 31, 2001	724.765	1,099,000
June 29, 2001	2,436.677	3,750,600
July 31, 2001	2,835.794	4,298,567
August 31, 2001	955.267	1,466,000
September 28, 2001	1,802.693	2,813,000
October 31, 2001	3,739.351	6,260,761
November 30, 2001	1,699.201	2,980,791
December 31, 2001	3,371.944	5,324,435
January 31, 2002	3,437.464	5,622,763
February 28, 2002	2,058.461	3,338,398
March 29, 2002	1,680.111	2,670,247
April 30, 2002	2,751.054	4,293,458

Date of Closing:	Number of Units Sold:	Aggregate Offering Price:

May 31, 2002	1,248.692	1,868,970
June 28, 2002	1,810.957	2,810,406
July 31, 2002	2,613.158	4,378,011
August 30, 2002	2,598.365	4,678,227
September 30, 2002	3,903.659	7,272,165
October 31, 2002	3,565.076	6,866,356
November 29, 2002	5,934.869	10,896,968
December 31, 2002	6,707.478	12,169,323

     Each of the foregoing Units was privately offered and sold only to “accredited investors” as defined in Rule 501(a) under the Securities Act in reliance on the exemption from registration provided by Rule 506 under the Securities Act. No underwriting discounts or underwriting commissions were paid in connection with such sales.

Item 11. Description of Registrant’s Securities to be Registered

     The securities to be registered consist of Units of Beneficial Interest.

     (a)(1)(i) Distributions may be made in Campbell & Company’s sole discretion.

     (iv)  A Unitholder may cause any or all of his/her Units to be redeemed by the Trust, without charge, at the Net Asset Value of a Unit as of any month-end, provided that the Unitholder transmits written request of such withdrawal to Campbell & Company not less than ten business days prior to the end of the month (or such shorter period as permitted by Campbell & Company). Redemptions are contingent upon and subject to (A) compliance with all liabilities of the Trust having been paid, except liabilities to Campbell & Company and Unitholders on account of their contributions, or there remains property of the Trust sufficient to pay them and (B) Campbell & Company, individually and as attorney-in-fact of the remaining Unitholders through the exercise of its discretion, consents to the redemption, which consent will not be unreasonably withheld.

     Redemptions will be paid within 20 days after the date of redemption, contingent upon the Trust having assets sufficient to discharge all of its liabilities on the requested date of redemption. In the event that redemptions are requested with respect to more Units than may be honored, the Trust will honor requests for redemption in the order actually received.

     In the event Net Asset Value per Unit as of the end of any business day declines by 50% or more from either the prior year-end or the prior month-end Unit value, Campbell & Company will suspend trading activities, notify all Unitholders of the relevant facts within seven business days and declare a special redemption period.

     (v)  Campbell & Company or Unitholders owning 10% or more of the outstanding Units will have the right to propose for vote any of the matters set forth below. Following a proposal, Campbell & Company will submit a statement of the matter to be voted upon and its recommendation to the Unitholders. Campbell & Company will seek the written vote of the Unitholders within 30 days of the proposal or call a meeting of the Unitholders. Each Unitholder will have one vote for each Unit held of record. No proposal will be adopted unless Unitholders owning more than 50% of the Units respond affirmatively to the proposal by written vote or at a called meeting. Unitholders will have the right to vote on the following matters: (A) to effect any amendment to the Declaration of Trust; (B) to terminate the Trust; (C) to approve of the sale or pledge of all or substantially all of the assets of the Trust other than in the ordinary course of the business of the Trust; and (D) to remove Campbell & Company as managing operator.

     (vii)  Upon the occurrence of an event causing the termination of the Trust, the Trust will be dissolved and its affairs wound up. Dissolution, payment of creditors and the distribution of the Trust’s assets will be effected as soon as practicable in accordance with the Delaware Statutory Trust Act, and Campbell & Company and each Unitholder (and any assignee) will share in the assets of the Trust pro rata in accordance with its respective capital account, less any amount owing by Campbell & Company or a Unitholder (or assignee) to the Trust.

     (ix)  Unitholders’ liability is limited to the amount of their investment in the Trust and such other amounts required by the Delaware Statutory Trust Act.

     (x)  A Unitholder may assign, transfer, alienate, hypothecate, bequeath, give or otherwise dispose of its Units by an executed and acknowledged written instrument only if such Unitholder follows the conditions set forth in the Declaration of Trust and Trust Agreement. The managing operator in its sole discretion may require a Unitholder or its proposed assignee or successor to meet or fulfill any or all reasonable conditions or requirements which the managing operator deems necessary prior to granting its consent to any assignment, transfer, sale, exchange or other disposition of the Units.

     (a)(1)(ii), (iii), (vi), (viii), (xi); (a)(2) through (5); (b); (c); (d); (e); and (f) are inapplicable.

Item 12. Indemnification of Directors and Executive Officers

     The Trustee and its permitted successors and assigns (the “Indemnified Parties”) will be indemnified and held harmless by the Trust from and against any and all liabilities, obligations, losses, damages, penalties and taxes (collectively “Liabilities”), which may be imposed on or asserted against the Indemnified Parties in any way relating to or arising out of the formation, operation or termination of the Trust, except for Liabilities resulting from the gross negligence or willful misconduct of the Indemnified Parties. Campbell & Company has agreed to indemnify and hold the Indemnified Parties harmless from any and all Liabilities, resulting from any action or omission of Campbell & Company, its agents, employees or consultants, as a result of which the Trust becomes subject to the provisions of the Employee Retirement Income Security Act of 1974, or any subsequent federal law relating to retirement plans, and without limiting the foregoing, as a result of any action or omission relating to the period of existence of the Limited Partnership described in the Trust Agreement.

Item 13. Financial Statements and Supplementary Data

     The financial statements required by this item are included beginning on page 29 hereto.

     The supplementary financial information specified by Item 302 of Regulation S-K is not applicable.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There were no changes in or disagreements with independent auditors on accounting or financial disclosure.

Item 15. Financial Statements and Exhibits

     (a)(1) Financial statements

     The following financial statements required by this Item begin on page 29 hereto.

     (a)(2) Financial statement schedules

     Financial Statement schedules not included in this Form 10 have been omitted for the reason that they are not required or are not applicable or that equivalent information has been included in the financial notes or statements thereto.

     (b)  Exhibits

The following exhibits are filed herewith.

Exhibit Number	Description of Document

1.01	Form of Selling Agreement among the Registrant, Campbell & Company and the Selling Agent.

3.01	Articles and Plan of Merger of the Campbell Fund Limited Partnership with and into the Registrant dated January 2, 1996.

3.02	Declaration of Trust and Trust Agreement of the Registrant dated January 2, 1996.

3.03	Certificate of Trust of the Registrant dated January 2, 1996.

10.01	Advisory Agreement between the Registrant and Campbell & Company.

10.02	Customer Agreement between the Registrant, Campbell & Company and ABN AMRO Incorporated.

10.03	Form of Subscription Agreement and Power of Attorney.

10.04	International Swap Dealers Association, Inc. Master Agreement between the Registrant, Campbell & Company and ABN AMRO Bank, N.V., Chicago Branch.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE CAMPBELL FUND TRUST (Registrant)

Date: April 30, 2003

By: Campbell & Company, Inc., Managing Operator

By: /s/ Theresa D. Becks Theresa D. Becks Chief Financial Officer, Secretary, Treasurer and Director

THE CAMPBELL FUND TRUST

ANNUAL REPORT

December 31, 2002

THE CAMPBELL FUND TRUST

TABLE OF CONTENTS

PAGES

Independent Auditor’s Report	31

Financial Statements

Statements of Financial Condition	32

Condensed Schedule of Investments	33

Statements of Operations	34

Statements of Cash Flows	35

Statements of Changes in Unitholders’ Capital (Net Asset Value)	36

Notes to Financial Statements	37 – 40

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants	Suite 200

SEC Practice Section	201 International Circle

Maryland Association of Certified Public Accountants	Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR’S REPORT

To the Unitholders
The Campbell Fund Trust

We have audited the accompanying statements of financial condition of The Campbell Fund Trust as of December 31, 2002 and 2001, including the December 31, 2002 condensed schedule of investments, and the related statements of operations, cash flows and changes in unitholders’ capital (net asset value) for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Campbell Fund Trust as of December 31, 2002 and 2001, and the results of its operations, cash flows and the changes in its net asset values for the years ended December 31, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
January 11, 2003

THE CAMPBELL FUND TRUST
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001

ASSETS
Equity in broker trading accounts
Cash	$4,746,830	$5,006,361
United States government securities	65,117,609	24,911,862
Unrealized gain (loss) on open contracts	2,286,576	(198,763)

Deposits with broker	72,151,015	29,719,460
Cash and cash equivalents	54,711,968	21,090,654
United States government securities	50,948,342	20,968,883
Unrealized gain on open forward contracts	2,100,975	3,363,809
Subscription receivable	0	24,405

Total assets	$179,912,300	$75,167,211

LIABILITIES
Accounts payable	$36,694	$19,600
Commissions and other trading fees on open contracts	31,942	16,311
Management fee	477,171	231,217
Prepaid subscriptions	33,355,435	5,622,763
Subscription deposits	3,337,000	0
Redemptions payable	0	143,389

Total liabilities	37,238,242	6,033,280

UNITHOLDERS’ CAPITAL (Net Asset Value)
Managing Operator – 20.360 units outstanding at December 31, 2002 and 2001	38,174	33,303
Unitholders – 76,075.368 and 42,244.587 units outstanding at December 31, 2002 and 2001	142,635,884	69,100,628

Total unitholders’ capital (Net Asset Value)	142,674,058	69,133,931

	$179,912,300	$75,167,211

See accompanying notes.

THE CAMPBELL FUND TRUST
CONDENSED SCHEDULE OF INVESTMENTS
December 31, 2002

UNITED STATES GOVERNMENT SECURITIES

Face Value	Description	Value	% of Net Asset Value
$31,000,000	U.S. Treasury Bill, 02/20/03	$30,949,195	21.69%
21,000,000	U.S. Treasury Bill, 02/13/03	20,970,276	14.70%
20,500,000	U.S. Treasury Bill, 03/27/03	20,444,095	14.33%
20,000,000	U.S. Treasury Bill, 01/02/03	19,999,147	14.02%
8,750,000	U.S. Treasury Bill, 03/13/03	8,729,637	6.12%
8,500,000	U.S. Treasury Bill, 02/20/03	8,485,951	5.95%
6,500,000	U.S. Treasury Bill, 02/27/03	6,487,650	4.54%

	Total United States government securities
	(cost, including accrued interest, – $116,065,951)	$116,065,951	81.35%

LONG FUTURES CONTRACTS

	Description	Value	% of Net Asset Value
	Agricultural	$5,080	0.00%
	Energy	(328,439)	(0.23)%
	Long-term interest rates	1,014,901	0.71%
	Metals	407,788	0.29%
	Short-term interest rates	687,889	0.48%
	Stock indices	(57,729)	(0.04)%

	Total long futures contracts	$1,729,490	1.21%

SHORT FUTURES CONTRACTS

	Description	Value	% of Net Asset Value
	Agricultural	$326,775	0.23%
	Metals	7,377	0.01%
	Stock indices	222,934	0.15%

	Total short futures contracts	$557,086	0.39%

	Total futures contracts	$2,286,576	1.60%

LONG FORWARD CURRENCY CONTRACTS

	Description	Value	% of Net Asset Value
	Various long forward currency contracts	$12,181,898	8.54%

SHORT FORWARD CURRENCY CONTRACTS

Amount	Description	Value	% of Net Asset Value
$233,800,000	Swiss Francs, 03/19/03	$(9,144,155)	(6.41)%
	Other short forward currency contracts	(936,768)	(0.66)%

	Total short forward currency contracts	$(10,080,923)	(7.07)%

	Total forward currency contracts	$2,100,975	1.47%

See accompanying notes.

THE CAMPBELL FUND TRUST
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000

INCOME
Futures trading gains (losses)
Realized	$12,034,345	$1,725,160	$1,601,048
Change in unrealized	2,485,339	(1,921,531)	1,197,297

Gain (loss) from futures trading	14,519,684	(196,371)	2,798,345

Forward trading gains (losses)
Realized	6,956,076	884,232	1,093,084
Change in unrealized	(1,262,834)	3,396,527	(241,242)

Gain from forward trading	5,693,242	4,280,759	851,842

Interest income	1,544,116	1,649,500	1,441,618

Total income	21,757,042	5,733,888	5,091,805

EXPENSES
Brokerage commissions	537,247	308,657	181,747
Management fee	3,959,969	1,946,431	1,011,862
Performance fee	3,224,518	544,513	386,902
Operating expenses	61,493	42,315	27,619

Total expenses	7,783,227	2,841,916	1,608,130

NET INCOME	$13,973,815	$2,891,972	$3,483,675

NET INCOME PER MANAGING OPERATOR AND UNITHOLDERS UNIT (based on weighted average number of units outstanding during the year)	$247.02	$95.31	$196.68

INCREASE IN NET ASSET VALUE PER MANAGING OPERATOR AND UNITHOLDERS UNIT	$239.20	$92.04	$180.66

See accompanying notes.

THE CAMPBELL FUND TRUST
STATEMENTS OF CASH FLOWS
December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash flows from (for) operating activities
Net income	$13,973,815	$2,891,972	$3,483,675
Adjustments to reconcile net income to net cash (for) operating activities
Net change in unrealized	(1,222,505)	(1,474,996)	(956,055)
Increase (decrease) in accounts payable and accrued expenses	278,679	(248,094)	445,896
Net (purchases) of investments in United States government securities	(70,185,206)	(29,120,005)	(3,317,686)
Decrease in other assets	0	0	583

Net cash (for) operating activities	(57,155,217)	(27,951,123)	(343,587)

Cash flows from (for) financing activities
Addition of units	66,865,293	37,478,311	14,104,240
(Increase) decrease in subscriptions receivable	24,405	(24,405)	0
Increase in subscription deposits	3,337,000	0	0
Increase (decrease) in prepaid subscriptions	27,732,672	4,789,715	(279,952)
Redemption of units	(7,298,981)	(2,791,471)	(3,041,171)
Increase (decrease) in redemptions payable	(143,389)	143,389	0

Net cash from financing activities	90,517,000	39,595,539	10,783,117

Net increase in cash and cash equivalents	33,361,783	11,644,416	10,439,530

Cash and cash equivalents
Beginning of year	26,097,015	14,452,599	4,013,069

End of year	$59,458,798	$26,097,015	$14,452,599

End of year cash and cash equivalents consists of:
Cash in broker trading accounts	$4,746,830	$5,006,361	$7,606,269
Cash and cash equivalents	54,711,968	21,090,654	6,846,330

Total end of year cash and cash equivalents	$59,458,798	$26,097,015	$14,452,599

See accompanying notes.

THE CAMPBELL FUND TRUST
STATEMENTS OF CHANGES IN UNITHOLDERS’ CAPITAL (NET ASSET VALUE)
For the Years Ended December 31, 2002, 2001 and 2000

		Unitholders' Capital
	Total
	Number of	Managing
	Units	Operator	Unitholders	Total

Balances at December 31, 1999	12,478.331	$27,751	$16,980,624	$17,008,375
Net income for the year ended December 31, 2000		3,678	3,479,997	3,483,675
Additions	10,125.544	0	14,104,240	14,104,240
Redemptions	(2,162.459)	0	(3,041,171)	(3,041,171)

Balances at December 31, 2000	20,441.416	31,429	31,523,690	31,555,119
Net income for the year ended December 31, 2001		1,874	2,890,098	2,891,972
Additions	23,536.321	0	37,478,311	37,478,311
Redemptions	(1,712.790)	0	(2,791,471)	(2,791,471)

Balances at December 31, 2001	42,264.947	33,303	69,100,628	69,133,931
Net income for the year ended December 31, 2002		4,871	13,968,944	13,973,815
Additions	38,309.344	0	66,865,293	66,865,293
Redemptions	(4,478.563)	0	(7,298,981)	(7,298,981)

Balances at December 31, 2002	76,095.728	$38,174	$142,635,884	$142,674,058

Net Asset Value per Unit

	December 31,
2002	2001	2000

$1,874.93	$1,635.73	$1,543.69

See accompanying notes.

THE CAMPBELL FUND TRUST
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General Description of the Trust

The Campbell Fund Trust (the Trust) is a Delaware business trust which operates as a commodity investment pool. The Trust engages in the speculative trading of futures contracts and forward contracts. It is subject to the regulations of the Commodity Futures Trading Commission, an agency of the United States (U.S.) government which regulates most aspects of the commodity futures industry; rules of the National Futures Association, an industry self-regulatory organization; and the requirements of the various commodity exchanges where the Trust executes transactions. Additionally, the Trust is subject to the requirements of Futures Commission Merchants (brokers) and interbank market makers through which the Trust trades.

B.	Method of Reporting

The Trust’s financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Trust’s management. Gains or losses are realized when contracts are liquidated. Net unrealized gains or losses on open contracts (the difference between contract trade price and market price) are reflected in the statement of financial condition. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. United States government securities are stated at cost plus accrued interest, which approximates market value.

For purposes of both financial reporting and calculation of redemption value, Net Asset Value per unit is calculated by dividing Net Asset Value by the number if outstanding units.

C.	Cash and Cash Equivalents

Cash and cash equivalents includes cash and commercial paper held at financial institutions.

D.	Brokerage Commissions

Brokerage commissions include other trading fees and are charged to expense when contracts are opened.

E.	Income Taxes

The Trust prepares calendar year U.S. and applicable state information tax returns and reports to the unitholders their allocable shares of the Trust’s income, expenses and trading gains or losses.

THE CAMPBELL FUND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 1.	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F.	Foreign Currency Transactions

The Trust’s functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

Note 2.	MANAGING OPERATOR AND COMMODITY TRADING ADVISOR

The Managing Operator of the Trust is Campbell & Company, Inc., which conducts and manages the business of the Trust. The Managing Operator is also the commodity trading advisor of the Trust.

The Trust pays the Managing Operator a monthly management fee equal to 1/3 of 1% (4% annually) of the Net Assets (as defined in the Declaration of Trust and Trust Agreement) of the Trust as of the end of each month and a quarterly performance fee equal to 20% of the aggregate cumulative appreciation in Net Asset Value per Unit (as defined) exclusive of appreciation attributable to interest income.

Note 3.	TRUSTEE

The Trustee of the Trust is Delaware Trust Capital Management, Inc., a Delaware banking corporation. The Trustee has delegated to the Managing Operator all of the power and authority to manage the business and affairs of the Trust and has only nominal duties and liabilities with respect to the Trust.

Note 4.	DEPOSITS WITH BROKER

The Trust deposits funds with ABN AMRO Incorporated to act as broker, subject to Commodity Futures Trading Commission regulations and various exchange and broker requirements. Margin requirements are satisfied by the deposit of U.S. Treasury bills and cash with such broker. The Trust pays interest if deposits are below required levels and earns interest on excess deposits with the broker.

THE CAMPBELL FUND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 5.	SUBSCRIPTIONS, DISTRIBUTIONS AND REDEMPTIONS

Investments in the Trust are made by subscription agreement, subject to acceptance by the Managing Operator. Effective January 1, 2003, additions of $33,848,093 were made to the Trust. At December 31, 2002, amounts received by the Trust from prospective Unitholders who were not admitted to the Trust effective January 1, 2003 by the Managing Operator totaled $3,337,000.

The Trust is not required to make distributions, but may do so at the sole discretion of the Managing Operator. A Unitholder may request and receive redemption of units owned, subject to restrictions in the Declaration of Trust and Trust Agreement. At December 31, 2002, there were requests for redemptions of $984,977 effective January 1, 2003.

Note 6.	TRADING ACTIVITIES AND RELATED RISKS

The Trust engages in the speculative trading of U.S. and foreign futures contracts and forward contracts (collectively, “derivatives”). The Trust is exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract.

Purchase and sale of futures contracts requires margin deposits with the broker. Additional deposits may be necessary for any loss on contract value. The Commodity Exchange Act requires a broker to segregate all customer transactions and assets from such broker’s proprietary activities. A customer’s cash and other property (for example, U.S. Treasury bills) deposited with a broker are considered commingled with all other customer funds subject to the broker’s segregation requirements. In the event of a broker’s insolvency, recovery may be limited to a pro rata share of segregated funds available. It is possible that the recovered amount could be less than total cash and other property deposited.

The Trust has a substantial portion of its assets on deposit with financial institutions in connection with its trading of forward contracts and its cash management activities. In the event of a financial institution’s insolvency, recovery of Trust assets on deposit may be limited to account insurance or other protection afforded such deposits. Since forward contracts are traded in unregulated markets between principals, the Trust also assumes the risk of loss from counterparty nonperformance.

For derivatives, risks arise from changes in the market value of the contracts. Theoretically, the Trust is exposed to a market risk equal to the notional contract value of futures and forward contracts purchased and unlimited liability on such contracts sold short.

The Managing Operator has established procedures to actively monitor market risk and minimize credit risk, although there can be no assurance that it will, in fact, succeed in doing so. The Unitholders bear the risk of loss only to the extent of the market value of their respective investments and, in certain specific circumstances, distributions and redemptions received.

THE CAMPBELL FUND TRUST
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Note 7.	FINANCIAL HIGHLIGHTS

The following information presents per unit operating performance data and other supplemental financial data for the years ended December 31, 2002 and 2001. This information has been derived from information presented in the financial statements.

	2002	2001

Per Unit Performance
(for a unit outstanding throughout the entire year)
Net asset value per unit at beginning of year	$1,635.73	$1,543.69

Income from operations:
Net realized and change in unrealized gain from trading (2), (3)	339.99	121.16
Expenses net of interest income (1), (3)	(100.79)	(29.12)

Total income from operations	239.20	92.04

Net asset value per unit at end of year	$1,874.93	$1,635.73

Total Return	14.62%	5.96%

Supplemental Data
Ratios to average net asset value:
Expenses prior to performance fee (4)	4.10%	4.11%
Performance fee	3.29%	1.12%

Total expenses (1)	7.39%	5.23%

Expenses net of interest income (4)	(2.52)%	(0.70)%

Total returns are calculated based on the change in value of a unit during the year. An individual unitholder’s total returns and ratios may vary from the above total returns and ratios based on the timing of additions and redemptions.

(1)	Excludes brokerage commissions and other trading fees.
(2)	Includes brokerage commissions and other trading fees.
(3)	Expenses net of interest income per unit is calculated by dividing expenses net of interest income by the average number of units outstanding during the year. Net realized and change in unrealized gain from trading is a balancing amount necessary to reconcile the change in net asset value per unit with the other per unit information.
(4)	Excludes brokerage commissions, other trading fees and performance fee.

INDEX TO EXHIBITS

Exhibit Number	Description of Document

1.01	Form of Selling Agreement among the Registrant, Campbell & Company and the Selling Agent.

3.01	Articles and Plan of Merger of the Campbell Fund Limited Partnership with and into the Registrant dated January 2, 1996.

3.02	Declaration of Trust and Trust Agreement of the Registrant dated January 2, 1996.

3.03	Certificate of Trust of the Registrant dated January 2, 1996.

10.01	Advisory Agreement between the Registrant and Campbell & Company.

10.02	Customer Agreement between the Registrant, Campbell & Company and ABN AMRO Incorporated.

10.03	Form of Subscription Agreement and Power of Attorney.

10.04	International Swap Dealers Association, Inc. Master Agreement between the Registrant, Campbell & Company and ABN AMRO Bank, N.V., Chicago Branch.